Filed by Syncor International Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934
                          Subject Company: Syncor International Corporation
                                                 Commission File No. 0-8640

The merger agreement relating to the acquisition by Cardinal Health, Inc. ("Cardinal") of Syncor International Corporation ("Syncor") was filed by Syncor under cover of Form 8-K today and is incorporated by reference into this filing.

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Cardinal intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Cardinal, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Syncor and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor.